EXHIBIT 4.4

FIRST AMENDMENT
TO
KNIGHT TRANSPORTATION, INC.
AMENDED AND RESTATED
2003 STOCK OPTION PLAN

This First Amendment (the “Amendment”) to the Knight Transportation, Inc. Amended and Restated 2003 Stock Option Plan (the “Plan”) shall be effective as of the 14th day of February, 2007.

Recitals:

A.           The Board of Directors of Knight Transportation, Inc. (the “Company”) established the Plan in 1994 to attract and retain its executives, directors and key employees.

B.           The Board of Directors has determined that it is in the best interests of the Company to eliminate the automatic grant of stock options to Independent Directors and to replace those with a restricted stock grant.

C.           The Board of Directors has determined that it is in the best interests of the Company to pay one-half of the Directors’ annual fees in Company stock on the date of the Company’s Annual Meeting of the Board of Directors occurring in May of each calendar year.

D.           The Board of Directors has determined that it is in the best interests of the Company to require that shares issued as Director compensation not be sold by an individual while he or she is acting as a Director.

E.           Pursuant to the authority granted in Section 8.16 of the Plan, the Board of Directors, on behalf of the Company, adopts the following amendment to the Plan, effective as of May 24, 2007:

Amendment:

1.           Section 6.1 of the Plan is hereby deleted.

2.           Sections 6.2 through 6.5 are hereby denominated as Sections 6.1 through 6.4.

3.           Section 6.2 of the Plan, as denominated above, is hereby deleted and the following is substituted therefore:

6.2         Holding Period.  Any Stock Grant made to an Independent Director may not be sold at any time while the individual is a Director of the Company, without the Director obtaining the prior consent of the Compensation Committee.

4.           Section 6.4 of the Plan, as denominated above, is hereby amended and the following is substituted therefore:

6.4         Payment of Director’s Fees in Stock.  The Company shall pay one-half of the director’s fees due any Independent Director in Stock of the Company.  The Company shall issue to each Independent Director at the Annual Meeting of the Board of Directors occurring in May of each calendar year the number of shares of Company Stock (disregarding any fraudulent shares) equal to one-half of the director’s fees due such Independent Director for services performed as of the date of issuance, based on the Fair Market Value of the Company’s Stock, as provided in Section 5.3(c) above, at the closing price as of the day such grant is awarded.  Each Director shall be deemed to have earned the stock issued to such Director as of the date of the Annual Meeting.

5.           The foregoing First Amendment to the Plan was approved by the Company’s Board of Directors at the Quarterly Meeting of the Board of Directors on February 14, 2007, to be effective for calendar years from and after January 1, 2007.

6.           Except as amended by this Amendment, the Plan shall continue in full force and effect as previously constituted and amended.

DATED this 24th day of May, 2007.

KNIGHT TRANSPORTATION, INC., an Arizona corporation

By:	/s/ Kevin P. Knight,
Kevin P. Knight,
Chief Executive Officer

By:	/s/ Timothy M. Kohl,
Timothy M. Kohl,
President and Secretary